
January 5, 2023

Wai Hing Lai
Chief Financial Officer
Ajia Innogroup Holdings, Ltd.
187 E. Warm Springs Road, Suite B307
Las Vegas, Nevada 89119

     Re: Ajia Innogroup Holdings, Ltd.
         Form 10-K for Fiscal Year Ended June 30, 2022
         Form 10-K for Fiscal Year Ended June 30, 2021
         Response Dated November 10, 2022
         File No. 333-206450

Dear Wai Hing Lai:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K filed October 13, 2022

General

1.   We note your response to comment 1 discussing restrictions related to your PRC Subsidiaries' ability to pay dividends and discussing transactions that involved the transfer of cash. However, your disclosure does not reflect restrictions on you (or your Hong Kong subsidiary's) ability to transfer cash or distribute earnings to the parent company and U.S. investors, along with the basis for this conclusion including how your experience validates such conclusions. Please revise to address such restrictions and provide cross-references to the consolidated financial statements.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jessica M. Lockett, Esq.